UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SNYDER’S-LANCE, INC.

(Name of Issuer)

Common Stock, Par Value $.83-1/3 Per Share

(Title of Class of Securities)

833551 104

(CUSIP Number)

Charles E. Good

416 Sprenkle Avenue

Hanover, PA 17331

(717) 632-4477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

John F. Meck

Eckert Seamans Cherin & Mellott, LLC

600 Grant Street, 44th Floor

Pittsburgh, PA 15219-2788

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 833551 104	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Charles E. Good
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,202,952
	9	SOLE DISPOSITIVE POWER 3,591,521
	10	SHARED DISPOSITIVE POWER 617,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,202,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.55% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 97,455,083 shares of the Common Stock outstanding pursuant to the Issuer’s Form 10-Q filed November 9, 2017.

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Explanatory Note: This statement amends Items 3, 4, 5 and 7 of the Schedule 13D of Charles E. Good (the “reporting person”) dated December 16, 2010, as amended by Amendment No. 1 thereto dated January 11, 2011, Amendment No. 2 thereto dated September 8, 2011, Amendment 3 thereto dated November 28, 2011 and Amendment No. 4 thereto dated September 18, 2012 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The shares of Common Stock previously held in the Warehime 2012 GRAT for the benefit of Michael A. Warehime and his adult daughters, the Michael A. Warehime 2011 Snyder’s-Lance GRAT for the benefit of Michael A. Warehime and his adult daughters, the MAW 2011 Snyder’s-Lance GRAT for the benefit of Michael A. Warehime and his adult daughters, the Warehime 2013 GRAT #1 and the Warehime 2013 GRAT #2 were fully distributed. A portion of the shares held in such trusts was distributed to Michael A. Warehime during his lifetime and then, following his death on August 23, 2014, the balance of the shares were distributed in his estate. Accordingly, the forgoing trusts no longer hold any shares.

The 1992 Trust FBO Elizabeth Ann Warehime and the 1990 Trust FBO Elizabeth Ann Warehime have been terminated and the shares of Common Stock held by such trusts have been distributed to Elizabeth Ann Warehime.

The Michael A. Warehime 2012 Trust for the Benefit of Sophie Ann Mininger was funded by gifts from Michael A. Warehime and Patricia A. Warehime.

 The reporting person is filing this amendment to report the entry into a voting agreement with respect to the shares of the Issuer, as discussed in Item 4 below. Current information as to the beneficial ownership of Common Stock by the reporting person is set forth in Item 5.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Neither entry into the Merger Agreement (as defined in Item 4 below) nor the execution of the Voting Agreement (as defined below) involved payment by the reporting person of any form of consideration.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

Merger Agreement

On December 18, 2017, Campbell Soup Company (“Campbell”), Twist Merger Sub, Inc. (“Merger Sub”), and the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Campbell. Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the effective time (other than shares held by (1) Campbell, Merger Sub, the Issuer (including shares held in treasury) or their respective subsidiaries) will be cancelled and automatically converted into the right to receive cash in an amount equal to $50.00, without interest thereon (the “Per Share Amount”).

In addition, as of the effective time of the Merger, (i) each stock option of the Issuer that is outstanding and unexercised immediately before the effective time of the Merger will vest in accordance with the terms applicable to such stock option, and, to the extent such stock option vests, be cancelled and convert into the right to receive a cash payment equal to the excess, if any, of the Per Share Amount over the exercise price of such stock option, (ii) all restricted stock will vest in accordance with the terms applicable to such restricted stock, and, to the extent such restricted stock vests, thereafter be treated as Common Stock and convert into the right to receive an amount in cash equal to the Per Share Amount, and (iii) each restricted share unit (“RSU”) of the Issuer will vest in accordance with the terms applicable to such RSU and, to the extent such RSU vests, convert into the right to receive an amount in cash, without interest, equal to the product of the Per Share Amount and the number of shares of Common Stock subject to such RSU. See the Merger Agreement for applicable vesting terms.

Consummation of the Merger is subject to certain conditions, including, among others: (i) obtaining the requisite affirmative vote of the Issuer's shareholders to approve the Merger Agreement and consummate the Merger; (ii) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) the absence of any order or legal requirement issued or enacted by any court or other governmental authority, which is in effect and prevents the consummation of the Merger. The obligations of Campbell and the Issuer are also subject to customary conditions to close relating to the accuracy of the other party's representations and warranties and the performance, in all material respects, by the other party of its obligations under the Merger Agreement.

The Merger Agreement provides that at the effective time of the Merger, the initial officers and directors of the Surviving Corporation will be the officers and directors of Merger Sub as of immediately prior to the effective time of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

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In addition, the Merger Agreement provides that: (1) the articles of incorporation will be amended in their entirety to read substantially identically to the articles of incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, and such amended articles of incorporation will become the articles of incorporation of the Surviving Corporation (except that the name of the Surviving Corporate shall be Snyder's-Lance, Inc.); and (2) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation (except that the name of the Surviving Corporation shall be “Snyder's-Lance, Inc.”) and shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

Promptly after the effective time of the Merger, the Common Stock shall (a) be delisted from the NASDAQ Stock Market and (b) deregistered under the Securities Exchange Act. As a result, there will be no public market for such shares and the Issuer's reporting obligations under the Securities Exchange Act will be suspended and/or terminated.

Voting Agreement

In connection with the execution of the Merger Agreement, Campbell entered into a Voting Agreement (the “Voting Agreement”) with certain shareholders named on Schedule III hereto (each, a “Voting Party” and together the “Voting Parties”). The Voting Agreement provides that, among other things, the Voting Parties will generally vote the shares of Common Stock set forth opposite such Voting Party's name on Schedule A thereto and any shares of Common Stock that such Voting party comes to hold and be entitled to vote (or direct the voting of) after the date of the Voting Agreement and before its expiration (together, the “Subject Shares”), (1) in favor of approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger and (2) against any alternative acquisition proposal. Additionally, each Voting Party has granted Campbell an irrevocable proxy to vote the shares of Common Stock held by such Voting Party in favor of the approval of the Merger Agreement and against any alternative acquisition proposal. Each Voting Party has also agreed to certain restrictions on the transfer of its shares of Common Stock, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement provides that it will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement, (iii) the written agreement of the parties to the Voting Agreement and (iv) upon any amendment, modification, waiver or other change to any provision of the Merger Agreement, as in effect on the date hereof, that (A) is materially adverse to a Voting Party from a financial point of view, including any reduction in the amount or change to the form of consideration payable to any Voting Party, or (B) would materially delay or materially impede the ability of the parties to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Voting Agreement are referenced herein as Exhibits 99.1 and 99.2, respectively and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Campbell, through Merger Sub, to acquire control of, and the entire equity interest in, the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)&(b) Amount and Nature of Beneficial Ownership.

The aggregate number of shares of the Common Stock beneficially owned by the reporting person as of the date hereof was 13,202,952 shares, representing 13.55% of the outstanding shares of the Common Stock of the Issuer based on 97,455,083 shares of the Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 9, 2017.

The reporting person had shared power to vote and dispose of 311,093 shares of the Common Stock owned by the reporting person and his wife, Mary Ellen Good.

All restricted shares of the Common Stock and all options to purchase shares of the Common Stock previously awarded to the reporting person have vested, and the reporting person has exercised all such options.

The reporting person had shared power to vote (as a result of the Voting Agreement) and sole power to dispose of 2,044,738 shares of the Common Stock held by the Warehime 2016 GRAT #1 (the “2016 GRAT”) for the benefit of Patricia A. Warehime, Katherine A. Mininger and Susan A. Rupp and 1,546,783 shares of the Common Stock held by the Warehime 2017 GRAT #1 (the “2017 GRAT”) for the benefit of Patricia A. Warehime, Katherine A. Mininger, Susan A. Rupp and Elizabeth A. Warehime. The reporting person is the sole trustee of the 2016 GRAT and 2017 GRAT.

The reporting person has shared power to vote and dispose of 72,739 shares of the Common Stock held by the Warehime 2012 Dynasty Trust for the Benefit of Susan A. Rupp (the “2012 SAR Trust”), 72,739 shares of the Common Stock held by the Warehime 2012 Dynasty Trust for the Benefit of Katherine A. Mininger (the “2012 KAM Trust”), 72,739 shares of the Common Stock held by the Warehime 2012 Dynasty Trust for the Benefit of Elizabeth A. Warehime (the “2012 EAW Trust” and, together with the 2012 SAR Trust and 2012 KAM Trust, the “Individual Daughter Trusts”). The reporting person is a trustee of the Individual Daughter Trusts, together with Steve Yelland and each daughter beneficiary with respect to her respective trust. The reporting person has shared power to vote and dispose of 51,983 shares of the Common Stock held by the Michael & Patricia Warehime 1995 Irrevocable Trust for the Benefit of Daughters (the “1995 Daughters Trust” and, together with the Individual Daughter Trusts, the “Daughters Trusts”). The reporting person is a trustee of the 1995 Daughters Trust, together with Sally W. Yelland. The reporting person shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Daughters Trusts with the other trustees, as applicable to each of the Daughters Trusts. The shares described in this paragraph are also subject to the Voting Agreement.

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The reporting person had shared power to vote and dispose of 10,145 shares of the Common Stock held by the 2010 Michael A. Warehime Trust FBO Margaret Ann Mininger (the “2010 MAM Trust”), 9,391 shares of the Common Stock held by the 2010 Michael W. Warehime Trust FBO Harrison Michael Rupp (the “2010 HMR Trust”), 8,100 shares of Common Stock held by the Michael A. Warehime 2012 Trust for the Benefit of Evan Michael Rupp (the “2012 EMR Trust”), 8,853 shares of Common Stock held by the Michael A. Warehime 2012 Trust for the Benefit of Sophie Ann Mininger (the “2012 SAM Trust” and, together with the 2010 MAM Trust, 2010 HMR Trust and 2012 EMR Trust, the “Grandchildren’s Trusts”). The reporting person is a trustee of the Grandchildren’s Trusts and, as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the Grandchildren’s Trusts with the other trustee, Michael C. Anderson. The shares described in this paragraph are also subject to the Voting Agreement. See Schedule I hereto for information relating to each other person named above in this response to Item 5.

Set forth on Schedule III to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the reporting person, the ownership information for each of the Voting Parties with whom the reporting person may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Voting Parties. However, the reporting person (i) is not entitled to any rights as a shareholder of the Issuer as to the Subject Shares by virtue of the Voting Agreement and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the reporting person is the beneficial owner of any of the Common Stock held by the Voting Parties for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act, except as expressly set forth in this Item 5 above.

The reporting person hereby disclaims that he constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Parties, Campbell and Merger Sub.

(c) Recent Transactions.

No transactions in shares of the Common Stock were effected during the past sixty days by the reporting person.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

Except as set forth in this statement, to the knowledge of the reporting person, as of the date hereof, no person other than the reporting person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Ownership of Five Percent or Less of Class.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following as Exhibits 99.1 and 99.2.

Exhibit No.	Name
99.1	Agreement and Plan of Merger among Snyder's-Lance, Inc., Campbell Soup Company and Twist Merger Sub, Inc., dated December 18, 2017, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Snyder’s-Lance, Inc. on December 18, 2017).
99.2	Voting Agreement among Campbell Soup Company and the Stockholders listed on the signature page thereto dated as of December 18, 2017(incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Snyder’s-Lance, Inc. on December 18, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

/s/ Charles E. Good
Charles E. Good
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Schedule I

Information Concerning Other Persons Named in Response to Item 5

Schedule I is amended in its entirety as follows:

Mary Ellen Good

416 Sprenkle Avenue,

Hanover, PA 17331

Ms. Good is the spouse of the reporting person.

The 1995 Daughters Trust

Sally W. Yelland, Co-Trustee

1250 York Street

Hanover, PA 17331

The 2012 SAR Trust

Susan A. Rupp , Co-Trustee

Steve Yelland, Co-Trustee

1250 York Street

Hanover, PA 17331

The 2012 KAM Trust

Katherine A. Mininger, Co-Trustee

Steve Yelland, Co-Trustee

1250 York Street

Hanover, PA 17331

The 2012 EAW Trust

Elizabeth A. Warehime, Co-Trustee

Steve Yelland, Co-Trustee

1250 York Street

Hanover, PA 17331

The Grandchildren’s Trusts

Michael C. Anderson, Co-Trustee

SOH Distribution Co., Inc.

1250 York Street

Hanover, Pennsylvania 17331

Each of the persons named in this Schedule I is a United States citizen

During the five years prior to the date hereof, none of the persons named in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the five years prior to the date hereof, none of the persons named in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Schedule III

Name of Voting Party	Number of Shares of Common Stock
PATRICIA A. WAREHIME REVOCABLE DEED OF TRUST	8,993,649
WAREHIME 2016 GRAT #1	2,044,738
WAREHIME 2017 GRAT #1	1,546,783
WAREHIME 2012 DYNASTY TRUST FOR THE BENEFIT OF SUSAN A. RUPP	72,739
WAREHIME 2012 DYNASTY TRUST FOR THE BENEFIT OF KATHERINE A. MININGER	72,739
WAREHIME 2012 DYNASTY TRUST FOR THE BENEFIT OF ELIZABETH A. WAREHIME	72,739
MICHAEL & PATRICIA WAREHIME 1995 IRREVOCABLE TRUST FOR THE BENEFIT OF DAUGHTERS	51,983
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF MARGARET ANNE MININGER	10,145
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF HARRISON MICHAEL RUPP	9,391
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF SOPHIE ANN MININGER	8,853
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF EVAN MICHAEL RUPP	8,100

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EXHIBIT INDEX

Exhibit No.	Name
99.1	Agreement and Plan of Merger among Snyder's-Lance, Inc., Campbell Soup Company and Twist Merger Sub, Inc., dated December 18, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Snyder’s-Lance, Inc. on December 18, 2017).
99.2	Voting Agreement among Campbell Soup Company and the Stockholders listed on the signature page thereto dated as of December 18, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Snyder’s-Lance, Inc. on December 18, 2017).

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